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Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.     Name and Address of Corporation

  Falconbridge Limited ("Falconbridge")
  Ste. 200 - 181 Bay Street
  P.O. Box 755, BCE Place
  Toronto, ON M5J 2T3

2.     Date of Material Change

  June 6, 2006

3.     News Release

  On June 7, 2006, Falconbridge issued a news release through the newswire services of CCN Matthews.

4.     Summary of Material Change

  On June 7, 2006, Falconbridge announced that it and Inco Limited ("Inco") reached a definitive agreement with LionOre Mining International Ltd. ("LionOre") covering the proposed sale to LionOre of the Nikkelverk refinery in Kristiansand, Norway and certain related marketing operations (the "Nikkelverk Refinery") of Falconbridge. The proposed acquisition is subject to certain conditions, including receipt of regulatory approvals from the U.S. Department of Justice ("DOJ") and the European Commission (the "Commission"), and to Inco acquiring 50% plus one share in Falconbridge (on a fully-diluted basis).

5.     Full Description of Material Change

  On June 7, 2006, Falconbridge announced that it and Inco reached a definitive agreement with LionOre covering the sale to LionOre of the Nikkelverk Refinery.

  Pursuant to a share purchase agreement dated June 6, 2006 (the "Agreement"), LionOre has agreed to acquire all of the issued and outstanding shares in the capital of the following affiliates of Falconbridge from Falconbridge or its affiliates, as applicable (collectively, "Seller"): Falconbridge Nikkelverk A/S ("FNA"), Falconbridge International Limited ("FIL"), Falconbridge U.S. Inc. ("FUS"), Falconbridge Europe S.A. ("FESA"), Falconbridge (Japan) Limited ("FJKK"), Falconbridge International S.A. ("FISA"), (the said FNA, FIL, FUS, FESA, FJKK and FISA being collectively referred to herein as the "FNA Group") and will further acquire all inventories, work in process and finished goods in the possession of the FNA Group but owned by Falconbridge and the accounts receivable owing to Falconbridge either by sale of goods by a member of the FNA Group on behalf of Falconbridge or sale of goods to a member of the FNA Group by Falconbridge.

  The US$650 million acquisition price will be satisfied by the payment of US$400 million in cash and by the issue and delivery of US$250 million of common shares of LionOre. The US$250 million share component of the acquisition price will be satisfied by the issuance of 49,118,057 common shares of LionOre to Falconbridge at a price of C$5.60 per share.

  A number of post-closing adjustments will be made to the acquisition price as provided for in the Agreement.

  Additional Arrangements

  On closing, the relevant members of the FNA Group and Falconbridge will enter into a number of additional agreements including the following:

  (a)
  a Matte Supply Agreement for the supply of nickel-in-matte and other intermediate products suitable for refining at the Nikkelverk Refinery;

  (b)
  a Transitional Services Agreement for the supply of transitional services as reasonably required by any party to the other for a period not to exceed six months following the closing date, on a full cost reimbursement basis;

  (c)
  a mutual release and termination agreement among the FNA Group and Falconbridge which will apply to all rights and obligations owing to each other, other than those arising pursuant to the Agreement; and

  (d)
  a Hedging Agreement between Falconbridge and FIL for certain agreed upon hedging arrangements.

  Falconbridge Selldown of LionOre Shares

  Falconbridge has agreed to sell, or cause to be sold, to one or more non-affiliated parties by not later than 150 days of the closing date, such number of the shares in the capital of LionOre obtained pursuant to the Agreement that after giving effect to such sale, it and its affiliate shareholdings in LionOre would be in the aggregate less than 10% of the aggregate number of common shares of LionOre. This selldown is required to be carried out in a manner which, to Falconbridge's knowledge, does not result in any purchaser receiving more than 5% of the outstanding common shares of LionOre, and with Falconbridge using commercially reasonable efforts to not sell shares of LionOre to another mining company.

  Falconbridge has also agreed not to exercise or permit the exercise of any voting rights attached to any shares held by it or its affiliates in LionOre. Falconbridge is also restricted from acquiring any further securities of LionOre for a period of 2 years following the closing date.

  Indemnities

  Each of Falconbridge and LionOre have agreed to provide customary indemnities to the other in connection with all losses suffered or incurred by the other party as a result of (a) any breach of a covenant to be performed under the Agreement; or (b) any inaccuracy or misrepresentation of a representation or warranty contained in the Agreement. In addition, Falconbridge has agreed to indemnify LionOre against any losses resulting from any taxes owing by any member of FNA Group prior to the closing date, from any losses resulting from legal proceedings arising from the offer by Inco Limited to acquire all of the common shares of Falconbridge dated October 24, 2005, as may be amended (the "Inco Offer") and from any liabilities owing to third parties as a result of any pre-closing transfers among FNA Group members and Falconbridge or any of its affiliates of any assets (together with all related liabilities) used exclusively in, and personnel exclusively responsible for, the production or sale of products other than Nikkelverk Refinery products, and as a result of any unsettled intercompany account receivables and indebtedness.

  Closing Conditions

  Closing is subject to the satisfaction of a number of conditions, including:

  (a)
  the obtaining or attainment of all applicable approvals and consents necessary to permit the transactions contemplated by the Inco Offer and the change in ownership of the FNA Group;

  (b)
  it not being illegal, and no injunction being in place prohibiting the sale and purchase of the FNA Group as contemplated in the Agreement; and

  (c)
  the TSX having conditionally approved the issue and listing of LionOre shares being issued to Falconbridge as part of the acquisition price consideration.

  LionOre's obligations pursuant to the Agreement are subject to a number of conditions, including the following conditions which are for the exclusive benefit of LionOre:

  (a)
  financing is available to LionOre on the closing date; and

  (b)
  LionOre is satisfied, acting reasonably, with the terms of all Regulatory Approvals that affect it, the FNA Group or the business LionOre is acquiring.

  Falconbridge's obligations pursuant to the Agreement are subject to a number of conditions, including the following conditions which are for the exclusive benefit of Falconbridge:

  (a)
  Inco must have acquired pursuant to the Inco Offer or otherwise more than 50% (on a fully diluted basis as further defined in the Support Agreement between Falconbridge and Inco dated October 10, 2005 (the "Support Agreement")) of the common shares of Falconbridge; and

  (b)
  LionOre shall have paid to Falconbridge on closing the US$650 million acquisition price by the delivery of US$400 million in cash and 49,118,057 common shares of LionOre as provided for in the Agreement.

  Falconbridge or LionOre may waive any condition in its favour by written instrument, without prejudice.

  Exclusivity

  Under the Agreement, Falconbridge is prohibited from soliciting, initiating or entertaining inquiries or proposals, providing non-public information to, or participating in any negotiations with respect to the acquisition of all or any part of the FNA Group or the Nikkelverk Refinery until such time as Falconbridge has determined in good faith that Regulatory Approvals are unlikely to be obtained on a timely basis or LionOre is unlikely to be able to satisfy the conditions of closing on a timely basis.

          Exclusivity Break Fee

  Falconbridge is able to terminate the exclusivity obligation as outlined above and be free to entertain alternative transactions by paying a break fee, however only if it determines in good faith that Regulatory Approvals are unlikely to be obtained or that LionOre is unlikely to be able to satisfy the conditions of closing, both on a timely basis.

  Based on the above, if Falconbridge desires to terminate the exclusivity obligation prior to the date the DOJ and the Commission have provided Regulatory Approvals satisfactory to Falconbridge (the "Regulatory Approval Date"), Falconbridge will notify LionOre and concurrently Inco will pay to LionOre US$10 million. If Falconbridge desires to terminate the exclusivity period from and after the Regulatory Approval Date, Falconbridge will notify LionOre and concurrently Inco will pay to LionOre US$32.5 million. Termination of the exclusivity period does not terminate the Agreement.

  If following the payment of any of the exclusivity break fees the closing of the acquisition of the Nikkelverk Refinery occurs, LionOre is required to repay to Inco the amount received on delivery of such notice on the closing date.

  Closing Date

  The closing of the transaction will be on such date as Falconbridge determines on not less than five business days notice to LionOre provided that the closing date will be (i) not earlier than the day on which all of the conditions precedents in the Agreement are satisfied or waived and (ii) not later than the latest date, currently August 10, 2006, until which Inco has agreed to maintain its offer to acquire Falconbridge (the "Closing Date").

  Termination

  The Agreement shall terminate on the earlier of (a) Falconbridge giving LionOre a notice of termination at any time and for any reason; and (b) the earlier of (i) the latest date, currently August 10, 2006, until which Inco has agreed to maintain the Inco Offer as specified in the Support Agreement or such earlier date on which the Inco Offer expires, is withdrawn or otherwise terminates, or (ii) January 1, 2007 if by that date any conditions in the Agreement have not been satisfied or waived.

          Termination Break Fee

  If the Agreement terminates pursuant to any reason noted in the Termination provision, if such termination occurs before the Regulatory Approval Date, Inco shall concurrently with the giving by Falconbridge of the notice of termination or the termination date, as applicable, pay to LionOre the amount of US$10 million, provided that the failure to obtain Regulatory Approval is not due to the failure by LionOre to act in a commercially reasonable manner in considering whether to accept any term or condition proposed by a Regulatory Authority as a condition or requirement of such Regulatory Approval, or if such termination occurs after the Regulatory Approval Date, US$32.5 million.

  Any exclusivity break fee that has been paid will be credited towards any termination break fee payable.

  The foregoing summary is qualified in its entirety by the text of the definitive agreement with LionOre filed by the Corporation (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the U.S. Securities and Exchange Commission and available at www.sec.gov. Amendments may be required to the Agreement as a result of changes requested by a Regulatory Authority.

  Cautionary Note Regarding Forward-Looking Statements

  This Material Change Report contains forward-looking statements (as defined in applicable securities legislation, including the United States Securities Exchange Act of 1934). Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Falconbridge to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Material Change Report. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect.

  While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge's views as of any date subsequent to the date of this Material Change Report. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect the proposed transaction.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

  Not Applicable.

7.     Omitted Information

  Not Applicable.

8.     Executive Officer

  Jeffery Snow
  Ste. 200 - 181 Bay Street
  BCE Place
  Toronto, ON M5J 2T3
  Fax: (416) 982-7490

9.     Date of Report

  June 16, 2006.

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  Exhibit 99.1
FORM 51-102F3 MATERIAL CHANGE REPORT